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                                                                     Exhibit (b)




September 2, 1999

James Riedman, President
Riedman Corporation
45 East Avenue
Rochester, New York 14604

Dear Jim,

Fleet National Bank ("Bank" or "Fleet") is pleased to advise you that the Bank will make credit accommodations ("Loan") to Riedman Corporation ( the "Borrower") on the terms and conditions contained in this letter. After you have reviewed the following terms and conditions, please sign and return this letter to Fleet National Bank ("Bank") to indicate your acceptance.

         FACILITY: Working Capital Line of Credit (the "Line"). Under our present policy, we would review the Line at a minimum on an annual basis; the initial formal review of this facility is scheduled for July 29, 2000.

         AMOUNT: The aggregate principal amount all advances under the Line is limited to the maximum of $30,000,000 until March 31, 2000. Of this amount, up to $18,000,000 is specifically devoted to the tender offer for the common stock of Penobscot Shoe Company. The amount of the Line shall be reduced to $20,000,000 upon the earliest of March 31, 2000, or the date at which it is evident that the tender offer was not successful in acquiring a minimum 51% of the shares outstanding.

         PURPOSE: The proceeds of the Line shall be used by Borrower to finance working capital requirements, general corporate purposes, and to support acquisitions. Up to $18,000,000 in advances may be made to purchase up to 100% of the common stock of Penobscot Shoe Company. Such advances shall be secured by the shares of Penobscot Shoe Company.

         INTEREST RATE: Outstanding principal balances which are collateralized by the pledge of marketable securities, where the outstanding principal balance is less than or equal to seventy percent of the fair market value of the pledged marketable securities, shall bear interest at the Prime Rate minus 2% or at the option of the Borrower, the 30 day LIBOR plus 1%. Outstanding principal balances which are unsecured shall bear interest at the Prime Rate minus 1% or at the option of the Borrower, the 30 day LIBOR plus 2%.

         INTEREST: All computations of interest shall be made on the basis of a three hundred sixty (360) day year and the actual number of days elapsed.

         PAYMENTS: Borrower shall pay all accrued interest on the first day of each month. All principal and interest are payable on the Maturity of the note, unless the Maturity is extended by the Bank in writing.

         MATURITY: July 29, 2000, unless sooner demanded or extended in writing.

Commitment Letter to Riedman Corporation
September 2, 1999
Page Two


         ARRANGEMENT FEE: Upon acceptance of this commitment, Borrower shall pay to Bank an arrangement fee of $10,000. Borrower shall not be responsible for any additional commitment fee or legal fee related to the closing of this commitment.

         FINANCIAL STATEMENTS. The Borrower shall cause to be delivered financial statements and information required by Fleet, including, but not necessarily limited to:

         (1) The Borrower shall provide annual audited financial statements for Riedman Corporation within 180 days after the end of each of Borrower's fiscal years.

         (2) The Borrower shall provide internally prepared interim financial statements within 60 days of each quarter end, in which funded senior unsecured debt exceeds $10,000,000, or funded senior unsecured debt to EBITDA exceeds 2.0x.

         COLLATERAL. The Loan shall be unsecured, unless at the option of the Borrower, marketable securities are pledged to Bank in consideration of a reduced interest rate. In such case, Bank shall be granted a perfected first security interest in such marketable securities. The Bank will have a first priority perfected security interest in shares of Penobscot Shoe Co. acquired via any tender offer.

         INSURANCE. Borrower shall provide and maintain (a) all-risk casualty insurance and such other forms of coverage as Bank may require (e.g., business interruption coverage). Borrower shall provide such evidence of coverage upon request by Bank.

         ORGANIZATIONAL DOCUMENTS. The Borrower shall provide such organizational documents, votes, certificates, consents, and other materials as may be required by Bank and its counsel.

         LATE CHARGE: Five percent (5%) of any periodic payment of principal or interest overdue for more than ten (10) days, with a minimum late charge of twenty-five dollars ($25.00). Following any event of default and until paid in full, outstanding principal shall bear interest at the rate 4% above the Interest Rate, but not more than the maximum legal rate.

         PREPAYMENT. Borrower may prepay Prime based loans at any time without premium or penalty. Prepayments of LIBOR loans may expose the Borrower to breakage costs, the calculation of which shall be further defined in the Loan Documents.

         FINANCIAL COVENANT. The loan documentation to be executed at closing by Borrower shall contain the following financial covenant: (1) For period ending December 31, 1999 and thereafter, maximum level of funded senior debt minus the discounted value (70%) of the market value of marketable securities, the total of which is divided by the previous four quarters EBITDA, the result of which shall not exceed 2.5x.

         OTHER COVENANT: The loan documentation to be executed shall include the requirement for Bank's consent on additional loans, guarantees, and investments in Daniel Greene and acquired company following acquisition, in excess of $1,000,000.
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Commitment Letter to Riedman Corporation
September 2, 1999
Page Three


         OTHER TERMS AND CONDITIONS: All Loan documents, including those not specifically named in this Commitment, must be in form and substance satisfactory to the Bank and its legal counsel. Documents shall include, among other provisions, the following without limitation:
         Cross-default provisions, affirmative and negative covenants, and other additional terms and provisions normal for this type of transaction, and as the Bank may reasonably require to protect its interests.

         RIGHT TO CANCEL: The Bank reserves the right to cancel and terminate its obligations under this Commitment and accelerate the maturity of all obligations if any one of the following shall occur:

         (a) Failure of Borrower to comply, or cause to be complied, within the time specified, with any of the provisions or conditions of this Commitment, or defaults under any Note or Agreement between the Borrower and the Bank or any of its other creditors.

         (b) Non-payment, within the time specified, of any fees and expenses outlined in this commitment.

         (c) The filing by or against the Borrower, or any other entity which may be required to execute any documents, of a petition in bankruptcy (including an arrangement) or other insolvency proceedings, or the appointment of a receiver, or an assignment by any such person or entity for the benefit of creditors.

         (d) Any misstatement of facts in the documents submitted for the Loan request.

         (e) The occurrence of any adverse change in market conditions prior to closing that affects the Borrower's or this transaction's compliance with existing laws, necessary government approvals or the Bank's ability to market the loan.

         ORAL MODIFICATIONS: This Commitment cannot be changed, discharged or terminated orally. A written instrument must be signed by the party against whom endorsement of any change, discharge or termination is sought.

         DEFAULT RATE: Upon an event of Default, or after maturity, or after any judgment has been rendered on the Note, the unpaid principal of all advances shall, at the option of the Bank, bear interest at a rate which is four (4) percentage points per annum greater than that which would otherwise be applicable.

         NON ASSIGNABILITY: This Commitment cannot be assigned by Borrower without the prior written consent of the Bank.

         ENTIRE AGREEMENT: This Commitment represents the entire agreement between the parties and supersedes all prior agreements with respect to the Loan.
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Commitment Letter to Riedman Corporation
September 2, 1999
Page Four


         NO BROKER: The Borrower represents and warrants to the Bank that you have not used any broker or finder in connection with this Commitment or the Loan. You indemnify and hold the Bank harmless with respect to fees or claims of any such broker or finder.

         TITLES: Paragraph titles are for convenience only and do not affect the terms of this commitment.

         EXPIRATION DATE OF COMMITMENT: This offer, and the obligations of the Bank with respect thereto, shall expire on SEPTEMBER 15, 1999, unless it is accepted in writing by the Borrower and delivered to the Bank on or before this date. Once accepted, the commitment requires execution of documentation in form and substance satisfactory to the Bank and its counsel by SEPTEMBER 30, 1999.


After you have reviewed this letter, please add the appropriate signature below and return the original in the envelope provided. If you have any questions at all about the terms outlined here, please contact me at 716-546-9315 or at my E-mail address- John_M_Pitton @Fleet.COM.

Jim, thank you and John for continuing to allow Fleet National Bank the opportunity to support Riedman Corporation's financial needs. I look forward to working with you and will do everything possible to earn and keep your trust.


Sincerely,





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John M. Pitton
Vice President - Corporate Banking



Accepted:




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Name:

Title:

Company:  Riedman Corporation